UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G*
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2
(Amendment No. 3)*

PMFG, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

69345P103
(CUSIP Number)

12/31/2012
(Date of Event Which Requires Filing of the Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 69345P103	13G	Page 2 of 6 Pages

1.	NAME OF REPORTING PERSONS Lynn E. Gorguze
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,092,972 (1)
	6.	SHARED VOTING POWER 1,285,826 (2)
	7.	SOLE DISPOSITIVE POWER 1,092,972 (1)
	8.	SHARED DISPOSITIVE POWER 1,285,826 (2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,378,798
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.4%
12.	TYPE OF REPORTING PERSON (See Instructions) IN

Cusip No. 69345P103	13G	Page 3 of 6 Pages

(1)	Represents (i) 8,800 shares held by Cameron Investment Corporation, the controlling shareholder of which is the Lynn Gorguze Separate Property Trust dated 4/21/98, of which Ms. Gorguze is the sole trustee, (ii) 923,841 shares and warrants to purchase 156,250 shares held by the Lynn Gorguze Separate Property Trust dated 4/21/98, of which Ms. Gorguze is the sole trustee, and (iii) 4,081 shares held by Ms. Gorguze individually.

(2)	Represents (i) 6,489 shares held by the Benjamin Vincent Peters 1993 Trust dated 12/3/93, of which Ms. Gorguze is a co-trustee, (ii) 6,000 shares held by the Lynn Gorguze Peters and Scott H. Peters Community Property Trust dated 4/21/98, of which Ms. Gorguze is a co-trustee, (iii) 6,339 shares held by the Ellen Mia Peters 1993 Trust dated 12/3/93, of which Ms. Gorguze is a co-trustee, and (iv) 1,110,748 shares and warrants to purchase 156,250 shares held by the Vincent and Gloria Gorguze Trust dated 3/27/98, of which Ms. Gorguze is a co-trustee.

Cusip No. 69345P103	13G	Page 4 of 6 Pages

Item 1(a).	Name of Issuer:

PMFG, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

14651 North Dallas Parkway, Suite 500

Dallas, Texas 75254

Item 2(a).	Name of Person Filing:

Lynn E. Gorguze

Item 2(b).	Address of Principal Business Office or, if none, Residence:

1200 Prospect Street, Suite 325

LaJolla, CA 92037

Item 2(c).	Citizenship:

USA

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

69345P103

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

Cusip No. 69345P103	13G	Page 5 of 6 Pages

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: _________________

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 2,378,798

(b)	Percent of Class: 11.4%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 1,092,972

(ii)	shared power to vote or to direct the vote: 1,285,826

(iii)	sole power to dispose or to direct the disposition of: 1,092,972

(iv)	shared power to dispose or to direct the disposition of: 1,285,826

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Cusip No. 69345P103	13G	Page 6 of 6 Pages

Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, I certify (the undersigned certifies) that the information set forth in this statement is true, complete and correct.

02/14/2013
(Date)

/s/ Lynn E. Gorguze
(Signature)

Lynn E. Gorguze
Name and Title